UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT

UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

PETCO ANIMAL SUPPLIES, INC.

(Name of the Issuer)

PETCO ANIMAL SUPPLIES, INC.

GREEN EQUITY INVESTORS IV, L.P.

GEI CAPITAL IV, LLC

TPG PARTNERS V, L.P.

TPG ADVISORS V, INC.

ROVER HOLDINGS CORP.

ROVER ACQUISITION CORP.

JOHN G. DANHAKL

(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

716016 20.9

(CUSIP Number of Class of Securities)

JOHN G. DANHAKL Partner Leonard Green & Partners, L.P. 11111 Santa Monica Boulevard, Suite 2000 Los Angeles, California 90025 (310) 954-0444	DARRAGH J. DAVIS, ESQ. Vice President, General Counsel and Corporate Secretary PETCO Animal Supplies, Inc. 9125 Rehco Road San Diego, California 92121 (858) 453-7845

CLIVE D. BODE Senior Advisor and Acting General Counsel Texas Pacific Group 301 Commerce Street, Suite 3300 Fort Worth, Texas 76102 (817) 871-4000

Copy to:

NICHOLAS P. SAGGESE, ESQ. Skadden, Arps, Slate, Meagher & Flom LLP 300 South Grand Avenue, Suite 3400 Los Angeles, California 90071-3144 (213) 687-5000	DAVID R. SNYDER, ESQ. T. MICHAEL HIRD, ESQ. Pillsbury Winthrop Shaw Pittman LLP 501 West Broadway, Suite 1100 San Diego, California 92101-3575 (619) 234-5000

(Name, address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

a. ☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐	The filing of a registration statement under the Securities Act of 1933.

c. ☐	A tender offer.

d. ☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$1,694,926,985	$181,357.19

*	For purposes of calculating the amount of the filing fee only. The filing fee was determined by adding (x) the product of (i) the number of shares of common stock, par value $0.001 per share, of PETCO Animal Supplies, Inc. (“Common Stock”) that are proposed to be acquired in the merger and (ii) the merger consideration of $29.00 in cash per share of Common Stock, plus (y) $23,617,980 expected to be paid to holders of stock options with an exercise price of less than $29.00 per share granted by PETCO Animal Supplies, Inc. to purchase shares of Common Stock in exchange for the cancellation of such options plus (z) $10,906,900 expected to be paid to holders of restricted stock units in exchange for the cancellation of such units ((x), (y) and (z) together, the “Total Consideration”). The payment of the filing fee, calculated in accordance with Exchange Act Rule 0-11(c)(1), was calculated by multiplying the Total Consideration by 0.000107.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $181,363.02

Form or Registration No.: Schedule 14A—Preliminary Proxy Statement

Filing Parties: PETCO Animal Supplies, Inc.

Date Filed: August 11, 2006

Introduction

This Amendment No. 2 to Rule 13E-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed by (1) PETCO Animal Supplies, Inc., a Delaware corporation (“PETCO” or the “Company”), the issuer of common stock, par value $0.001 per share (the “Common Stock”), that is subject to the Rule 13e-3 transaction, (2) Green Equity Investors IV, L.P., a Delaware limited partnership (“GEI IV”), (3) GEI Capital IV, LLC, a Delaware limited liability company (“GEI Capital”), (4) TPG Partners V, L.P., a Delaware limited partnership (“TPG V”), (5) TPG Advisors V, Inc., a Delaware corporation (“TPG Advisors”), (6) Rover Holdings Corp., a Delaware corporation (“Buyer”), (7) Rover Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Buyer (“Merger Sub”), and (8) John G. Danhakl, an individual (each, a “Filing Person” and, collectively, the “Filing Persons”). This Schedule 13E-3 relates to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of July 13, 2006, by and among PETCO, Buyer and Merger Sub.

Concurrently with the filing of this Schedule 13E-3, PETCO is filing with the Securities and Exchange Commission a definitive Proxy Statement (the “Proxy Statement”) under Regulation 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to a special meeting of the stockholders of the Company at which the stockholders of the Company will consider and vote upon a proposal to adopt the Merger Agreement. The adoption of the Merger Agreement requires the affirmative vote of stockholders holding a majority of the shares of Common Stock outstanding as of the close of business on the record date.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. The information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each Item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement. Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the Proxy Statement.

All information contained in this Statement concerning any of the Filing Persons has been provided by such Filing Person and no other Filing Person, including the Company, takes responsibility for the accuracy of any information not supplied by such Filing Person.

The filing of this Statement shall not be construed as an admission by any Filing Person or by any affiliate of a Filing Person, that the Company is “controlled” by any other Filing Person, or that any other Filing Person is an “affiliate” of the Company within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.

Item 1. Summary Term Sheet

Regulation M-A Item 1001

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER”

Item 2. Subject Company Information

Regulation M-A Item 1002

(a) The information contained in the section of the Proxy Statement entitled “THE TRANSACTION PARTICIPANTS—PETCO Animal Supplies, Inc.” is incorporated herein by reference.

(b) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“THE SPECIAL MEETING—Record Date; Quorum and Voting”

(c)-(d) The information contained in the section of the Proxy Statement entitled “MARKET PRICES AND DIVIDEND INFORMATION” is incorporated herein by reference.

(e) Not applicable.

(f) The information contained in the sections of the Proxy Statement entitled “SPECIAL FACTORS—Relationship Between Us and Leonard Green and TPG” and “SPECIAL FACTORS—Background of the Merger” are incorporated herein by reference.

Item 3. Identity and Background of Filing Person

Regulation M-A Item 1003

(a) The information set forth in the Proxy Statement under the following captions and in paragraph (c) below are incorporated herein by reference:

“SPECIAL FACTORS—Relationship Between Us and Leonard Green and TPG”

“THE TRANSACTION PARTICIPANTS”

(b) The information contained in the section of the Proxy Statement entitled “THE TRANSACTION PARTICIPANTS” is incorporated herein by reference.

(c) The information contained in the section of the Proxy Statement set forth under the caption “THE TRANSACTION PARTICIPANTS” is incorporated herein by reference.

Item 4. Terms of the Transaction

Regulation M-A Item 1004

(a)(1) Not applicable.

(a)(2) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Fairness of the Merger; Recommendation of Our Board of Directors”

“SPECIAL FACTORS—Positions of Mr. Danhakl and the Leonard Green Entities and TPG Entities Regarding the Fairness of the Merger”

“THE SPECIAL MEETING—Record Date; Quorum and Voting”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Material U.S. Federal Income Tax Consequences of the Merger”

“THE MERGER AGREEMENT—Treatment of Stock Options and Other Stock Rights”

(c) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Interests of Officers and Directors in the Merger”

“THE MERGER AGREEMENT—Treatment of Stock Options and Other Stock Rights”

(d) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“APPRAISAL RIGHTS”

ANNEX C—Section 262 of the Delaware General Corporation Law

(e) The information set forth in the Proxy Statement under “SPECIAL FACTORS—Background of the Merger” is incorporated herein by reference. There have been no other provisions in connection with this transaction to grant unaffiliated security holders access to the corporate files of the Filing Persons or to obtain counsel or appraisal services at the expense of the Filing Persons.

(f) Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

Regulation M-A Item 1005

(a) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Interests of Officers and Directors in the Merger”

“SPECIAL FACTORS—Relationship Between Us and Leonard Green and TPG”

(b) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Interests of Officers and Directors in the Merger”

“THE MERGER AGREEMENT”

ANNEX A—Agreement and Plan of Merger

(c) The information set forth in the Proxy Statement under “SPECIAL FACTORS—Background of the Merger” is incorporated herein by reference.

(e) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER”

“SPECIAL FACTORS—Interests of Officers and Directors in the Merger”

“THE MERGER AGREEMENT”

ANNEX A—Agreement and Plan of Merger

Item 6. Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

(b) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER”

“SPECIAL FACTORS—Certain Effects of the Merger”

“THE MERGER AGREEMENT—Consideration to be Received by Our Stockholders in the Merger”

“THE MERGER AGREEMENT — Treatment of Stock Option and Other Stock Rights”

“SPECIAL FACTORS—Plans for PETCO After the Merger”

(c)(1)-(8) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Plans for PETCO After the Merger”

“SPECIAL FACTORS—Financing for the Merger; Source and Amount of Funds”

“SPECIAL FACTORS—Interests of Officers and Directors in the Merger”

“THE MERGER AGREEMENT”

ANNEX A—Agreement and Plan of Merger

Item 7. Purposes, Alternatives, Reasons and Effects

Regulation M-A Item 1013

(a)-(c) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS ABOUT THE MERGER”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Fairness of the Merger; Recommendation of Our Board of Directors”

“SPECIAL FACTORS—Positions of Mr. Danhakl and the Leonard Green Entities and TPG Entities Regarding the Fairness of the Merger”

“SPECIAL FACTORS—Opinion of Independent Committee’s Financial Advisor”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Plans for PETCO After the Merger”

“SPECIAL FACTORS—Conduct of Our Business if the Merger is Not Completed”

(d) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Fairness of the Merger; Recommendation of Our Board of Directors”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Conduct of Our Business if the Merger is Not Completed”

“SPECIAL FACTORS—Interests of Officers and Directors in the Merger”

“SPECIAL FACTORS—Material U.S. Federal Income Tax Consequences of the Merger”

“SPECIAL FACTORS—Fees and Expenses”

“APPRAISAL RIGHTS”

ANNEX C—Section 262 of the Delaware General Corporation Law

Item 8. Fairness of the Transaction

Regulation M-A Item 1014

(a),(b) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER”

“SPECIAL FACTORS—Fairness of the Merger; Recommendation of Our Board of Directors”

“SPECIAL FACTORS—Positions of Mr. Danhakl and the Leonard Green Entities and TPG Entities Regarding the Fairness of the Merger”

“SPECIAL FACTORS—Opinion of Independent Committee’s Financial Advisor”

ANNEX B—Opinion of UBS Securities LLC

(c) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER”

“THE SPECIAL MEETING—Record Date; Quorum and Voting”

“THE MERGER AGREEMENT—Conditions to the Completion of the Merger”

(d) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Fairness of the Merger; Recommendation of Our Board of Directors”

“SPECIAL FACTORS—Opinion of Independent Committee’s Financial Advisor”

ANNEX B—Opinion of UBS Securities LLC

(e) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Fairness of the Merger; Recommendation of Our Board of Directors”

(f) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Fairness of the Merger; Recommendation of Our Board of Directors”

“SPECIAL FACTORS—Background of the Merger”

Item 9. Reports, Opinions, Appraisals and Negotiations

Regulation M-A Item 1015

(a)-(c) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Opinion of Independent Committee’s Financial Advisor”

ANNEX B—Opinion of UBS Securities LLC

Item 10. Source and Amounts of Funds or Other Consideration

Regulation M-A Item 1007

(a),(b) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Financing for the Merger; Source and Amount of Funds”

“THE MERGER AGREEMENT—Actions to be Taken to Complete the Merger”

(c) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Conduct of Our Business if the Merger is Not Completed”

“SPECIAL FACTORS—Fees and Expenses”

“THE MERGER AGREEMENT—Termination of Merger Agreement”

“THE MERGER AGREEMENT— Termination Fees; Reimbursement of Expenses”

(d) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Financing for the Merger; Source and Amount of Funds”

Item 11. Interest in Securities of the Subject Company

Regulation M-A Item 1008

(a) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Interests of Officers and Directors in the Merger”

“SPECIAL FACTORS—Relationship Between Us and Leonard Green and TPG”

“COMMON STOCK OWNERSHIP OF MANAGEMENT, EXECUTIVE OFFICERS AND CERTAIN BENEFICIAL OWNERS”

(b) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Interests of Officers and Directors in the Merger”

“SPECIAL FACTORS—Relationship Between Us and Leonard Green and TPG”

“SPECIAL FACTOR—Background of the Merger”

“THE MERGER AGREEMENT”

“COMMON STOCK TRANSACTION INFORMATION”

ANNEX A—Agreement and Plan of Merger

Item 12. The Solicitation or Recommendation

Regulation M-A Item 1012

(d) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS ABOUT THE MERGER”

“THE SPECIAL MEETING—Stock Ownership and Interests of Certain Persons”

“SPECIAL FACTORS—Interests of Officers and Directors in the Merger”

(e) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Fairness of the Merger; Recommendation of Our Board of Directors”

“SPECIAL FACTORS—Positions of Mr. Danhakl and the Leonard Green Entities and TPG Entities Regarding the Fairness of the Merger”

Item 13. Financial Statements

Regulation M-A Item 1010

(a) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY FINANCIAL INFORMATION”

“WHERE YOU CAN FIND MORE INFORMATION”

(b) Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

Regulation M-A Item 1009

(a) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER”

“THE SPECIAL MEETING—Proxy Solicitation”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Fairness of the Merger; Recommendation of Our Board of Directors”

“SPECIAL FACTORS—Fees and Expenses”

(b) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER”

“THE SPECIAL MEETING—Proxy Solicitation”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Fairness of the Merger; Recommendation of Our Board of Directors”

“SPECIAL FACTORS—Interests of Officers and Directors in the Merger”

Item 15. Additional Information

Regulation M-A Item 1011

(b) The information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by reference.

Item 16. Exhibits

Regulation M-A Item 1016

(a)(1) Proxy Statement filed with the Securities and Exchange Commission on September 18, 2006.

(a)(2) Form of Proxy Card, filed with the Securities and Exchange Commission along with the Proxy Statement.

(a)(3) Class Action Consolidated Amended Complaint filed in the Superior Court of the State of California, County of San Diego, captioned In re PETCO Animal Supplies, Inc. Shareholder Litigation, filed August 28, 2006.**

(b)(1) Equity Commitment Letter from Green Equity Investors IV, L.P. to Rover Holdings Corp. and the Board of Directors of PETCO Animal Supplies, Inc., dated as of July 13, 2006.*

(b)(2) Equity Commitment Letter from TPG Partners V, L.P. to Rover Holdings Corp. and the Board of Directors of PETCO Animal Supplies, Inc., dated as of July 13, 2006.*

(b)(3) Commitment Letter from Credit Suisse Securities (USA) LLC to Rover Holdings Corp., dated as of July 13, 2006.*

(b)(4) Commitment Letter from GS Mezzanine Partners 2006 Onshore Fund, LLC to Rover Holdings Corp., dated as of July 13, 2006.*

(c)(1) Opinion of UBS Securities LLC, attached as Annex B to the Proxy Statement.

(c)(2) Financial analysis presentation materials, dated July 13, 2006, prepared by UBS Securities LLC for the Independent Committee and the Board of Directors of PETCO Animal Supplies, Inc.*

(c)(3) Financial analysis presentation materials, dated May 8, 2006, prepared by UBS Securities LLC for the Independent Committee of the Board of Directors of PETCO Animal Supplies, Inc.

(d) Agreement and Plan of Merger, dated as of July 13, 2006, by and among PETCO Animal Supplies, Inc., Rover Holdings Corp., and Rover Acquisition Corp., attached as Annex A to the Proxy Statement.

(f) Section 262 of the Delaware General Corporation Law, attached as Annex C to the Proxy Statement.

(g) None.

*	Previously filed on August 11, 2006.

**	Previously filed on September 6, 2006.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: September 18, 2006	PETCO ANIMAL SUPPLIES, INC.

	By:	/s/ Rodney Carter
	Name:	Rodney Carter
	Title:	Senior Vice President and Chief Financial Officer

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: September 18, 2006	GREEN EQUITY INVESTORS IV, L.P.

	By:	GEI Capital IV, LLC, its General Partner

	By:	/s/ John Baumer
	Name:	John Baumer
	Title:	Senior Vice President

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: September 18, 2006	GEI CAPITAL IV, LLC

	By:	/s/ John Baumer
	Name:	John Baumer
	Title:	Senior Vice President

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: September 18, 2006	ROVER HOLDINGS CORP.

	By:	/s/ John Baumer
	Name:	John Baumer
	Title:	Vice President

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: September 18, 2006	ROVER ACQUISITION CORP.

	By:	/s/ John Baumer
	Name:	John Baumer
	Title:	Vice President

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: September 18, 2006	TPG PARTNERS V, L.P.

	By:	TPG GenPar V, L.P., its General Partner

	By:	TPG Advisors V, Inc., its General Partner

	By:	/s/ John E. Viola
	Name:	John E. Viola
	Title:	Vice President

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: September 18, 2006	TPG ADVISORS V, INC.

	By:	/s/ John E. Viola
	Name:	John E. Viola
	Title:	Vice President

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: September 18, 2006	JOHN G. DANHAKL

/s/ John G. Danhakl

EXHIBIT INDEX

(a)(1) Proxy Statement, filed with the Securities and Exchange Commission on September 18, 2006.

(a)(2) Form of Proxy Card, filed with the Securities and Exchange Commission along with the Proxy Statement.

(a)(3) Class Action Consolidated Amended Complaint filed in the Superior Court of the State of California, County of San Diego, captioned In re PETCO Animal Supplies, Inc. Shareholder Litigation, filed August 28, 2006.**

(b)(1) Equity Commitment Letter from Green Equity Investors IV, L.P. to Rover Holdings Corp. and the Board of Directors of PETCO Animal Supplies, Inc., dated as of July 13, 2006.*

(b)(2) Equity Commitment Letter from TPG Partners V, L.P. to Rover Holdings Corp. and the Board of Directors of PETCO Animal Supplies, Inc., dated as of July 13, 2006.*

(b)(3) Commitment Letter from Credit Suisse Securities (USA) LLC to Rover Holdings Corp., dated as of July 13, 2006.*

(b)(4) Commitment Letter from GS Mezzanine Partners 2006 Onshore Fund, LLC to Rover Holdings Corp., dated as of July 13, 2006.*

(c)(1) Opinion of UBS Securities LLC, attached as Annex B to the Proxy Statement.

(c)(2) Financial analysis presentation materials, dated July 13, 2006, prepared by UBS Securities LLC for the Independent Committee and the Board of Directors of PETCO Animal Supplies, Inc.*

(c)(3) Financial analysis presentation materials, dated May 8, 2006, prepared by UBS Securities LLC for the Independent Committee of the Board of Directors of PETCO Animal Supplies, Inc.

(d) Agreement and Plan of Merger, dated as of July 13, 2006, by and among PETCO Animal Supplies, Inc., Rover Holdings Corp., and Rover Acquisition Corp., attached as Annex A to the Proxy Statement.

(f) Section 262 of the Delaware General Corporation Law, attached as Annex C to the Proxy Statement.

*	Previously filed on August 11, 2006.

**	Previously filed on September 6, 2006.